

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 15, 2012

Via E-mail
James F. Hinrichs
Chief Financial Officer
CareFusion Corporation
3750 Torrey View Court
San Diego, CA 92130

>   **Re: CareFusion Corporation**
>   **Form 10-K for the fiscal year ended June 30, 2011**
>   **Filed August 9, 2011**
>   **Form 10-Q for the fiscal quarter ended December 31, 2011**
>   **Filed February 3, 2012**
>   **Form 8-K dated February 2, 2012**
>   **Filed February 2, 2012**
>   **File No. 001-34273**

Dear Mr. Hinrichs:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comment

Form 10-K for the fiscal year ended June 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 35

1. We see that your discussions of the components of revenues and expenses generally cite multiple factors, including offsetting factors, in describing increases and decreases in the components of your operating results. In particular, we refer to the discussions of revenues, gross margins and other operating expenses. To assist in an understanding of the significance of the factors you cite, to the extent practical, in future filings, please quantify the amounts of individual factors cited in your discussions.

Item 8. Financial Statements

Note 1. Reclassification, page 62

2. You disclose that you made a reclassification between the cash flow statement items "accrued liabilities and other operating items, net" and "net effect of exchange rate changes on cash" as a result of refinement of your measurement of the impact of movements in foreign currency exchange rates on cash. In this regard:

   • Describe to us how you changed your methodology and describe the current methodology.
   • Tell us how you were measuring the impact of movements of foreign currency exchange rates on cash prior to the change in method. Clarify for us why you believe the prior method conformed to GAAP.
   • Explain to us how refinement of your method resulted in the reclassification between the two cited items of the cash flow statement. In that regard, it is not clear how a change in the methodology for measuring the impact of movements in foreign currency exchange rates on cash would not impact multiple items on the cash flow statement.

Note 13. Income Taxes, page 79

3. In the rate reconciliation, please describe to us, with a view toward clarified disclosure in future filings, the principal components of the item "Effect of International Operations."

4. You indicate that substantially all of your income from foreign operations is earned in Switzerland. You further disclose that your operations in Switzerland

benefit from certain tax benefits and incentives. Please describe to us, with a view toward disclosure in future filings, the nature of these tax benefits and incentives. Please also tell us how your disclosure considers the guidance from SAB Topic 11-C.

5. With respect to the IRS examinations, please tell us whether the Revenue Agent's Report for 2006 and 2007 proposes additional income taxes for those years; and, if so, why you did not disclose that amount, similar to the disclosure you make for the Revenue Agent's Report for 2003 through 2005. Also, tell us why you did not disclose the status of the contingency relating to 2006 and 2007 in this footnote. In that regard, we see that you provided a status for the Revenue Agent's Report relating to 2003 through 2005.

6. You indicate that you believe it is reasonably possible that during the twelve months from June 30, 2011, you will reach a favorable settlement with the IRS with respect to the Revenue Agent's Report for 2003 through 2005. Tell us how your disclosure also considers the guidance from FASB ASC 740-10-50-15d.3. Under the cited guidance, you should disclose an estimate of the range of the reasonably possible change or state that an estimate of the range cannot be made.

7. We note the references to tax reserves or contingent tax reserves in the last two paragraphs of the tax footnote on page 82. Tell us whether your accruals for these reserves are included in your liability for uncertain tax benefits. If not, please explain. Also, address your consideration of the disclosure guidance from S-X Rule 5-02.24.

Note 14. Commitments and Contingencies, page 82

8. We see that you have not accrued any amounts in connection with the FDA Consent Decree. Please tell us how you have considered the requirements of FASB ASC 450-20-25-2 in assessing whether an accrual was necessary at the balance sheet date. In that regard, tell us whether you believe a loss is probable and if the amount of loss can be reasonably estimated. Please note that the requirement to estimate the loss should not delay accrual of a loss until only a single amount can be reasonably estimated.

Note 18. Segment Information, page 87

9. We see that disclosures in your filings identify six business lines, including: dispensing technologies, infusion systems, respiratory technologies, infection prevention, medical specialties and specialty disposables. Tell us how you considered the guidance from FASB ASC 280-10-50-40 in assessing whether you should provide quantified disclosure of revenues from each of these business lines in the notes to your financial statements.

Form 10-Q for the fiscal quarter ended December 31, 2011

Item 1. Financial Statements

Note 8. Goodwill and Other Intangible Assets, page 13

> 10. We see that you re-segmented your business into two new segments. With a view toward enhanced disclosure in future filings, please tell us your reporting units for evaluating goodwill impairment. Clarify if the reassignment changed the composition of one or more of your reporting units. If so, please tell us how you considered FASB ASC 350-20-35-45.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Quarter ended December 31, 2011 compared to the Quarter ended December 31, 2010, page 26

Revenue, page 27

> 11. In future filings please enhance your disclosure to provide more detailed explanation of the underlying reasons for fluctuations in revenues from period to period, to the extent those reasons are identifiable. For instance, please explain the factors leading to growth in core business and capital product volumes and clarify why specialty disposables product revenues decreased. Please also clarify how you define "core business" as it relates to the business lines discussed.

> 12. As a related matter, the discussion of gross margin suggests that changes in revenues have also arisen from changes in prices. To extent material, in future filings please quantify the impact of changes in prices on revenues and gross margins. Refer to S-K Item 303.

> 13. Finally, as you have three business lines in each of your two operating segments, please describe to us why should not provide quantified disclosure of revenues from each of the business lines in the MD&A discussion of revenues.

Form 8-K dated February 2, 2012

> 14. We see that you present non-GAAP financial information and the related reconciliation required by S-K Item 10(e) in the form of an "adjusted" income statement. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes

of reconciling non-GAAP measures to the most directly comparable GAAP measures.

15. Under "Fiscal 2012 Outlook," you disclose a range of forecasted adjusted diluted EPS for the full fiscal year. You further disclose that you are unable to provide reconciliation to the most directly comparable forward-looking GAAP measure because you believe that certain components of the GAAP measure cannot be reliably forecast. Tell us what you relied on in concluding that it is appropriate to present forecasted adjusted diluted EPS for the full fiscal year if you are unable to comply with the reconciliation requirement of S-K Item 10(e)(1)(i)(A). Also, as you refer to the measure as "adjusted," describe to us how the measure has been adjusted from your GAAP expectations for the year. Refer also to Compliance and Disclosure Interpretation 105.6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664, Gary Todd at (202) 551-3605 or me at (202) 551-3676 if you have any questions.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief

cc: Nathaniel B. Sisitsky (via E-mail)